Mail Stop 3561

                              December 29, 2005


Mr. Leonard H. Luner
Chief Executive Officer and Chief Financial Officer
Originally New York, Inc.
2505 Anthem Village Drive
Suite E-404
Henderson, NV 89052

      Re:	Originally New York, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed April 8, 2005
      Form 10-QSB for the Quarter Ended September 30, 2005
      Filed November 14, 2005
      File No. 0-50013

Dear Mr. Luner:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.
2. Please amend your filing to include all the information required by Item 9(e) of Schedule 14A in "Item 14. Principal Accountant Fees and Services" which was added by Release No. 33-8183. The new disclosure requirements were effective for annual reports for the first fiscal year ending after December 15, 2003.

Financial Statements, page F-1

Notes to Financial Statements, page F-6

Note 9 - Related Party Transactions, page F-10

3. We note your transfer of assets to your President in exchange for the reduction of accrued executive compensation in the amount of $6,307. Given that you have no assets other than cash, please tell us how you plan on operating your business and whether you intend on liquidating the business. Tell us specifically whether the Company is renting fixed assets and website development from the President or whether their use is being donated by the President.
Additionally,
since the Company possesses no inventory, tell us how sales will be generated and how an order will be fulfilled if a customer purchases a product from your website.

Item 14.  Controls and Procedures, page 33

4. Please amend your filing to indicate whether your disclosure controls and procedures are effective as of the end of the period covered by this report (not within 90 days of the filing date.) Also disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter (fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Items 307 and 308(c) of Regulation S-B and SEC Release No. 33-8238. Furthermore, please re-number this as
Item 8A in your Form 10-KSB.  Refer to the Form 10-KSB Official
Text.

Certification

5. Please amend your filing to correct your certifications. The wording should be exactly as specified in Item 601 of Regulation
S-B.
Refer to SEC Release 33-8238.





Form 10-QSB for the Quarterly Period Ended September 30, 2005

6. We note in your Form 8-K filed on August 3, 2005 that Beckstead and Watts, LLP resigned as your independent registered public accounting firm and that you intend to file a Form 8-K when you retain new independent accountants. To date, you have not filed a Form 8-K disclosing your new independent accountants. Please tell us whether you have retained new independent accountants and whether they have reviewed your interim financial statements included in quarterly reports filed on Form 10-QSB. Please be advised that while interim financial statements may be unaudited, they must be reviewed prior to filing, by an independent public accounting using professional standards and procedures for conducting such reviews. Please refer to Item 310(b) of Regulation S-B.

Financial Statements, page 4

Statements of Cash Flows, page 6

7. In future filings, please present your statements of cash flows for the interim period up to the date that a balance sheet is presented. For example, in this quarterly report, a statement of cash flows should be presented for the nine months ended September 30, 2005 and 2004, not for the three months ended September 30, 2005 and 2004.  Refer to Item 310(b) of Regulation S-B.

Item 3.  Controls and Procedures, page 9

8. In future filings, please revise to indicate whether your disclosure controls and procedures are effective as of the end of the period covered by the report (not within 90 days of the filing date.)
In addition, you should disclose any change in your internal control over financial reporting that occurred during the fiscal quarter covered by the quarterly report, that has materially affected, or is reasonably likely to materially affect, the company`s internal control over financial reporting. Refer to Items 307 and 308(c) of
Regulation S-B and SEC Release No. 33-8238.

Certification

9. In future filings, please correct your certification. The wording should be exactly as specified in Item 601 of Regulation S-B.
Refer
to SEC Release 33-8238.


*      *      *      *      *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202)
551-
3716 with any other questions.


							Sincerely,



							William Choi
							Branch Chief
??

??

??

??

Mr. Leonard H. Luner
Originally New York, Inc.
December 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE